Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Adam Gaber Director, Public Relations Thomson Learning (203) 539-8663 adam.gaber@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations The Thomson Corporation (203) 539-8470 frank.golden@thomson.com
Jason Stewart Director, Public Relations The Thomson Corporation (203) 539-8339 jason.stewart@thomson.com

FOR IMMEDIATE RELEASE

Thomson To Acquire Capstar
 Acquisition will broaden Thomson Prometric's services for testing markets

STAMFORD, Conn., August 16, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC) today announced it has signed a definitive purchase agreement with Educational Testing Service (ETS) under which Thomson will acquire Capstar and its subsidiary businesses from ETS. Capstar, which develops competency assessment, learning and measurement, and testing solutions for corporations, national associations and state and federal governments, will be combined with the leading Thomson e-testing business, Thomson Prometric. Terms of the pending transaction were not disclosed.

        "The addition of Capstar will help Thomson further develop a premier academic testing and assessment business with a strong foundation for growth," said Ronald H. Schlosser, president and chief executive officer for Thomson Learning. "This acquisition supports our goal for Thomson Learning to be the foremost provider of integrated learning solutions to the academic, government, and business professional markets. Capstar will help accelerate our expansion into adjacent and complementary professional and government markets and strengthen our overall capabilities in test development and delivery."

        Thomson Learning businesses are leaders in e-learning, e-testing, library reference, and higher education. Thomson Prometric provides testing services for academic, professional, government, corporate, and IT testing markets. Its valid, reliable test development, dynamic computer and Internet-based delivery, and data services have helped make Thomson Prometric testing programs among the most successful in the world.

        Capstar provides knowledge and learning transfer solutions; interactive, real-time communication capabilities; development and delivery of electronic training and assessment; and certification and licensure examinations for employers, associations, academic institutions, and state and federal government agencies. The Capstar subsidiaries to be acquired by Thomson are iLearning, Inc., The Chauncey Group Holdings Inc., The Chauncey Group International, Ltd., Insurance Testing Corporation and Experior Assessments, LLC.

Thomson to Acquire Capstar
August 16, 2004

        "Combining Thomson Prometric and Capstar will create a number of additional benefits for our customers," said Eric L. Shuman, president and chief executive officer of Thomson Learning's Lifelong Learning Group. "First, we will offer more test development services than ever before. Second, it increases Thomson Prometric's business opportunities in the government and professional markets. Third, it will add key components to our delivery capabilities. We will be able to provide greater geographic coverage, traditional paper and pencil delivery options, and additional auxiliary services such as licensing. Considering that Thomson Prometric and Capstar already work as close partners on the development and delivery of certain tests, I expect that the integration, under the leadership of Michael Brannick, president of Thomson Prometric, should be accomplished quickly and effectively. The benefits afforded our customers should be very valuable, including more services, support, investment in systems, locations, and faster overall service."

        Michael J. Fitton, president and chief executive officer of Capstar, said: "We are very pleased to be joining The Thomson Corporation. Thomson Prometric's complementary markets and offerings coupled with Thomson's financial resources will help strengthen our combined entity."

        The transaction, expected to close later this year, is subject to customary regulatory and closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Signal Hill Capital Group represented ETS in this transaction.

About The Thomson Corporation and Thomson Prometric

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.44 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC). Its learning businesses and brands serve the needs of individuals, learning institutions, corporations and government agencies with products and services for both traditional and distributed learning.

        Thomson Prometric (www.prometric.com) is the global leader in technology-enabled testing and assessment services for academic, professional, government, corporate and information technology markets. Thomson Prometric delivers standardized tests for 300 clients, in 26 languages, over the Web or through a global network of testing centers in 134 countries. Based in Baltimore, Md., Thomson Prometric has 3,000 employees worldwide.

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Thomson to Acquire Capstar
August 16, 2004

About Educational Testing Service (ETS) and Capstar, LLC

        Founded in 1947, ETS (www.ets.org) is the world's largest private, nonprofit educational testing and measurement organization and a leader in education research. ETS products and services measure knowledge and skills, promote learning and performance, and support education and professional development. ETS employees produce and administer nearly 12 million tests annually in more than 180 countries. ETS is dedicated to serving the needs of individuals, educational institutions, and government agencies around the world.

        Capstar is the leading provider of competency assessment, learning and measurement, and testing solutions for corporations, national associations and state and federal governments. Capstar's services include: test design, development and delivery; test administration; licensure and certification management; custom content development and instructional design; job analysis and competency modelling; curriculum and examination audit and validation; and learning strategy consulting. Capstar's flexible test delivery options include paper-and-pencil and Internet-based delivery, as well as secure computer-based testing through the Capstar Testing Network™, a proprietary network of high-stakes testing centers located across the country. With more than 45 years of experience providing testing, certification and learning solutions, Capstar develops/delivers approximately 875,000 exams annually, has produced over 10,000 hours of e-learning content, and has authored hundreds of titles in off the shelf technical content. Additional information about the company is available at www.capstarlearning.com.

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This news release includes forward-looking statements, which are based on certain assumptions and reflect The Thomson Corporation's current expectations. These forward-looking statements, such as The Thomson Corporation's expectations regarding the effect of the pending acquisition, including expected additional benefits to customers of Thomson Prometric, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Thomson can give no assurance that the pending acquisition will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in Thomson's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including its annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003, filed with the SEC. These risks include those associated with the ability of Thomson to fully derive anticipated benefits from its acquisitions. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.